UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026

Commission file number: 001-42834

REGENTIS BIOMATERIALS LTD.

(Translation of registrant’s name into English)

60 Medinat Hayehudim Street, 4676652, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On June 17, 2026, Regentis Biomaterials Ltd. (the “Company”) entered into definitive securities purchase agreements (the “Purchase Agreements”) with certain accredited and institutional investors (the “Purchasers”), pursuant to which the Company agreed to issues and sell to the Purchasers an aggregate of 1,844,543 ordinary shares, no par value per share, of the Company (the “Ordinary Shares”) and pre-funded warrants to purchase up to 12,600 Ordinary Shares (the “Pre-Funded Warrants”), together with ordinary warrants to purchase up to 1,857,143 Ordinary Shares (the “Ordinary Warrants”, and, together with the Pre-Funded Warrants, the “Offering Warrants”), at a combined purchase price of $3.50 per Ordinary Share and accompanying Ordinary Warrant, and $3.4999 per Pre-Funded Warrant and accompanying Ordinary Warrant (the “Offering”). The aggregate gross proceeds from the Offering are expected to be approximately $6.5 million, prior to deducting placement agent fees and estimated offering expenses payable by the Company. The Offering is expected to close on or about June 23, 2026 .

The Company intends to use the net proceeds from the Offering to support continued execution of its pivotal clinical trial for GelrinC and to advance preparation of the pre-market approval submission to the Food and Drug Administration; to advance its Gelrin technology platform as well as product optimization; to support operational readiness, including manufacturing scale-up, regulatory affairs, and intellectual property protection; to support European market entry activities, including Medical Device Regulation compliance, marketing activities and related scale-up efforts and for working capital and general corporate purposes.

The Pre-Funded Warrants have an exercise price of $0.0001 per Ordinary Share, are immediately exercisable upon issuance and will not expire until exercised in full. The Ordinary Warrants have an exercise price of $4.20 per Ordinary Share, are immediately exercisable upon issuance and will expire on the five-year anniversary from the date of issuance.

The exercise price of the Offering Warrants is subject to adjustment as set forth in the Offering Warrants for share splits, share dividends, recapitalizations and similar events. The Offering Warrants are subject to a provision prohibiting the exercise of such Offering Warrants to the extent that, after giving effect to such exercise, the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 4.99% of the outstanding Ordinary Shares (which may be increased to 9.99% on a holder by holder basis, upon 61 days’ prior written notice to the Company).

In connection with the Offering, the Company also entered into registration rights agreements, dated as of June 17, 2026, with the Purchasers (the “Registration Rights Agreements”). Pursuant to the Registration Rights Agreements, the Company agreed to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) on the 15th trading day following the closing of the Offering to register the resale of the Ordinary Shares issued in the Offering and the Ordinary Shares issuable upon exercise of the Offering Warrants, and to use commercially reasonable efforts to cause such Registration Statement to be declared effective within 30 days following the filing of the Registration Statement with the SEC (or, in the event of a “full review” by the SEC, the 60th calendar date after the filing date of the Registration Statement) (the “Effective Date”). If the Company fails to meet the specified filing deadlines or keep the Registration Statement effective, subject to certain permitted exceptions, the Company will be required to pay liquidated damages to the Purchasers.

Under the Purchase Agreements, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share equivalents, or file any registration statement or amendment or supplement thereto, other than the Registration Statement or a registration statement on Form S-8 in connection with any employee benefit plan for a period commencing on June 17, 2026 and ending 90 days following the Effective Date, subject to certain customary exceptions. In addition, the Company’s officers and directors entered into lock up agreements pursuant to which they will not offer, sell, contract to sell, or otherwise dispose of Ordinary Shares and other securities beneficially owned, subject to customary exceptions, for a period commencing on June 17, 2026 and ending 90 days following the Effective Date. In addition, subject to limited exceptions, the Purchase Agreement provides that for a period commencing on June 17, 2026 and ending 180 days following the Effective Date, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement.

ThinkEquity LLC acted as the exclusive placement agent (the “Placement Agent”) in connection with the Offering, pursuant to a placement agency agreement between the Company and the Placement Agent, dated as of June 17, 2026 (the “Placement Agency Agreement”). Pursuant to the Placement Agency Agreement, the Company agreed to pay the Placement Agent a cash placement fee equal to 7.0% of the gross proceeds of the Offering, a non-accountable expense allowance equal to 1.0% of the gross proceeds and an expense reimbursement not to exceed $180,000 for accountable out-of-pocket expenses, including the fees and expenses of its legal counsel. Also pursuant to the Placement Agency Agreement, on the closing date of the Offering, the Company will issue to the Placement Agent or its designee warrants (the “Placement Agent Warrants”, and, together with the Pre-Funded Warrants and the Ordinary Warrants, the “Warrants”) on substantially the same terms as the Ordinary Warrants to purchase up to 92,857 Ordinary Shares, which equal to 5.0% of the aggregate Ordinary Shares and Pre-Funded Warrants sold in the Offering. The Placement Agent Warrants will be exercisable six months from the date of commencement of sales in the Offering, at an exercise price of $4.375 per Ordinary Share and will expire four and one-half years from the initial exercise date.

The Purchase Agreements and Placement Agency Agreement contain customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement and Placement Agency Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement and the Placement Agency Agreement, and may be subject to limitations agreed upon by the contracting parties.

The Ordinary Shares, the Warrants and the Ordinary Shares issuable upon exercise of the Warrants (the “Warrant Shares”) were offered and sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), under Section 4(a)(2) of the Securities Act and Rule 506(c) of Regulation D promulgated thereunder. Each Purchaser represented that it is an accredited investor, as that term is defined in Regulation D, or a qualified institutional buyer as defined in Rule 144A(a)(1), and is acquiring the Ordinary Shares, the Offering Warrants, and the Warrant Shares as principal for its own account and has no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The Ordinary Shares, the Warrants and the Warrant Shares have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Ordinary Shares, the Warrants, and the Warrant Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Ordinary Shares, Warrants or Warrant Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the material terms of the form of Purchase Agreement, the form of Pre-Funded Warrant, the form of Ordinary Warrant, the form of Registration Rights Agreement, the form of Placement Agency Agreement and the form of Placement Agent Warrant are not complete and are qualified in their entirety by reference to the full text thereof, copies of which are filed herewith as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6, respectively, and incorporated by reference herein.

On June 17, 2026, the Company issued a press release announcing the pricing of the Offering and entry into the Purchase Agreements. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit No.	Description

10.1	Form of Securities Purchase Agreement, dated as of June 17, 2026, by and between Regentis Biomaterials Ltd. and the purchasers identified on the signature pages thereto.
10.2	Form of Pre-Funded Warrant.
10.3	Form of Ordinary Warrant.
10.4	Form of Registration Rights Agreement, dated as of June 17, 2026, by and between Regentis Biomaterials Ltd. and the purchasers identified on the signature pages thereto.
10.5	Form of Placement Agency Agreement, dated as of June 17, 2026, by and between Regentis Biomaterials Ltd. and ThinkEquity LLC, as placement agent.
10.6	Form of Placement Agent Warrant
99.1	Press Release dated June 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Regentis Biomaterials Ltd.
(Registrant)

By:	/s/ Ori Gon
Name:	Ori Gon
Chief Financial Officer

Date: June 18, 2026

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